

FOLLOW
HER

Logline

An aspiring actress responds to a mysterious classified ad and finds herself trapped in her new boss's twisted revenge fantasy.



SYNOPSIS

Tom, a 31 year old screenwriter, hires Jess, 27, an aspiring actress with an extremely popular web-series, to help him come up with a twist ending to his script.

From their first meeting they share a sexual energy that leads them back to Tom's home, a converted barn-house on the outskirts of the city. Jess knows she shouldn't be there but is drawn in by Tom's rugged good looks and flirtatious ways. More sparks fly once they are in the house but soon Tom insists they get down to business.

Upon reading the unfinished script, Jess is shocked to find out that she is the female lead Tom has written into the story. Trapped "on set" with a potential killer, Jess is forced to come up with the most clever ending to keep herself alive. For if her character dies, she dies





Dani Barker – Star/Writer

Dani is a multi-faceted performer, writer and producer. Follow Her is inspired by her own experience with her digital series, Starvival, which garnered millions of views and ran for nearly five years. Dani not only starred in it but wrote, produced, directed and edited the series. Starvival caught the attention of VH1 who bought the concept and shot a pilot which Dani starred in and was then picked up by TBS for a full season. Since then, she has been commissioned to write a number of screenplays including a Bollywood project, In Search of Raj Maholtra.

Dani also directed and produced a number of different series with Canadian network OUTtv (Squirm), Ballinran Entertainment (Holy Scrap!) and Promedia (Awkward Sex Storie) and played a large supporting role in the thriller-horror feature The Scarehouse and a starring role in two seasons of the Showcase series Moderation Town.

Luke Cook – Star

Luke is an Australian actor known for his TV work. Luke has booked roles on shows such as Baby Daddy, MTV's Faking It, Modern Family, Major Crimes, How To Get Away With Murder and was Dorian Gray in The Librarians. He has 3 features in post-production, starred as Zylak's Frenemy in James Gunn's Guardians Of The Galaxy Vol. 2, and most recently played the role of Satan in The Chilling Adventures Of Sabrina.

Since the episode release of Sabrina just this April 2019, Luke has dropped into the top 100 most viewed actors on IMDb. His followers on social media have climbed over 186.000 and continues to climb with 10,000+ followers daily.





Luke Cook
Actor | Writer | Director
All Time High STARmeter
46
Chilling Adventures...
Guardians of the...
The Librarians
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thelukecook
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1,234 posts
186k followers
Luke Cook
Actor. Idiot.
youtu.be/48DCDcajK2Y



Eliana Jones

Ontario born, Eliana Jones is best known for her roles in the Netflix original series Hemlock Grove as fraternal twin, Alexa Sworn and a young version of Lyndsy Fonseca in Nikita. Eliana's previous credits include her lead role in "Step Dogs" as Lacey and Teen Tamsin in "Lost Girl." You might have also caught her in "Saving Hope" as the head plastic surgeon's (Wendy Crewson) daughter. Eliana has also starred as a recurring character in the 2 Season YTV series "The Stanley Dynamic" as Summer Dewhurst. Eliana has also recently finished filming a Disney TV movie alongside Peyton List and Jacob Bertrand, entitled "The Swap," playing Aspen Bishop.

Mark Moses

Audiences know Mark from numerous television shows: the Emmy Award winning Mad Men, the Emmy Award winning Homeland, Paul Young in the Golden Globe winning and Emmy nominated Desperate Housewives, The Last Ship, Colonel Alden Cox in Manhattan, Lt. Erik Carlson in The Killing, Mr. Robot, Berlin Station, Law and Order, Blue Bloods, Criminal Minds and many others. Early in his career, Mark landed a role in the Broadway production, "Slab Boys", with Sean Penn and Kevin Bacon and was working off-Broadway and in regional theaters when he met Oliver Stone who cast him as "Lt. Wolfe" in the academy award-winning film, Platoon.

Sylvia Caminer – Director/Producer

Sylvia is an Emmy Award-winning director with extensive credits in theatre, film and television. Over the past twenty years she has filmed on five continents, beginning her career directing theatre including the NYC Off Broadway premier of James McLure's Pvt Wars. She made her feature directorial debut with the multi award winning and critically acclaimed documentaries Rick Springfield: An Affair of the Heart, andTanzania: A Journey Within, which also screened at the White House in Tanzania for the President and leaders of the nation.

For television, Sylvia won the Emmy Award for directing the popular Discovery/Travel Channel series Great Hotels (which she also produced and co-wrote). She earned a third Emmy nomination for directing Passport to Europe and directed and produced Passport to Latin America. Sylvia is currently the series director/producer for Samantha Brown's new PBS series Places To Love.



As a producer, Sylvia has been a fixture on the New York independent film scene for the past 20 years. She produced three features, Blue Moon, The Deli and Men Lie for director John Gallagher, as well as Animal Room, and Mixing Nia. Her production company, DolGer Films, was the U.S. production company for the Harvey Keitel film, Chosen. Sylvia also co-directed the scripted pilot Laying Low. Additional films she produced through DolGer include Aftermath, Love N' Dancing, Grace, Breaking Point and Dutch Book. Sylvia has worked with talent including Neil Patrick Harris, Amanda Peet, Gretchen Mol, Tom Berenger, Busta Rhymes, Chris Penn, Tony Danza, Anthony Michael Hall, Matthew Lillard, Amy Smart, Billy Zane, Ice T, Jerry Stiller, Chris Noth, Sharon Lawrence, Annika Marks and screen legends Betty White, Ben Gazzara & Rita Moreno.





Luke Geissbuhler – Cinematographer

Luke is an Academy Award nominated cinematographer with over 30 feature films, 25 documentaries, and countless TV shows, commercials, and web content to his name. Some of his achievements include Borat, the documentaries Buck and Helvetica, as well as Sir Patrick Stewarts's dramatic Match. A native New Yorker, Luke received a Bachelor of Fine Arts from NYU's Tisch School before starting his career at R/GA doing visual effects and tabletop photography. He has been a trusted hand filming for Victoria's Secret for over a decade, and has traveled the globe many times over to orchestrate shoots for Will Ferrell, David Wain, Adam McKay, Doug Liman, Barry Levinson, OK Go, The Muppets, and Kathryn Bigelow, among many others. His latest contributions to the screen are Sacha Baron Cohen's Who is America and Michael Moore's Fahrenheit 11/9.



Judy Henderson – Casting Director (CSA)

has been honored by The Ross Reports as one of the top 20 US Film Casting Directors. Highlights include: Emmy Award -Outstanding Casting in a Drama Series. 2 Emmy nominations – Outstanding Casting in a Drama Series. 4 Artios Awards – Outstanding Achievement Tv Series and Theatre Drama Casting. Artios nomination for Independent Film Feature Casting, and 8 Artios nominations for Off Broadway Theatre Drama Casting. She has cast innumerable national on-camera and voice-over television commercials. She is a member of the Casting Society of America and Local 817 of the Teamsters Theatrical Union. Select Film credits include Before Midnight, Paranormal 2, 12 and Holding, L.I.E. (6 Independent Spirit Award Nominations, Winner of Best Debut Performance Award), and Before Sunrise. Select TV credits include Homeland-(Emmy Award and 2 Artios Awards – Showtime Series), Love And Betrayal: The Mia Farrow Story (Fox), and Land of Little Rain (PBS).



Michael Indjeian – Producer

Michael is an Armenian-American Producer/Director with 20 years in film, television and commercials. His work includes serving as Writer/Producer/Director for the award-winning short film Lucky Day, Producer/Director for Oh, Ms. Tracy, Producer for the feature Monster & Me and the investigative doc-series Ancient Tomorrow, Line Producer for the pilot Laying Low and US Unit Production Manager for the Harvey Keitel film Chosen. Currently, Michael is the Producer for Samantha Brown's Places to Love on PBS. Through his company, Giddy Productions, Michael has been developing several projects including the based-upon-true-events episodic series The Sewing Machine, an epic dual story of one boy's survival of the Armenian Genocide and his return to war as a solder in World War II. Furthermore, Michael is developing the fantasy narrative Jocko'town, a love tale severed by a tyrant's land-conquering hunt of a metal made boy and his jewel-enabled life essence.



John A. Gallagher — Executive Producer

John is an award-winning filmmaker/author/educator. He is well-known for his eye for talent – John Leguizamo, Denis Leary, Amanda Peet, Matthew Lillard, Vincent Pastore, and Zach Braff are among the actors whose careers John has launched. His movies, including his most recent feature Sarah Q, with a world premiere in September, have been licensed by HBO, New Line, MGM, Sony, Warners/Ryko, ABC, Columbia, Tri-Star and Showtime. Other features as writer/director include the indie cult comedy The Deli, Blue Moon, Men Lie, Cupidity, Street Hunter and Beach House. John's latest features are The Networker, a September 2017 release from Sony's The Orchard, American Fango, and the switch comedy Sam (executive produced by Mel Brooks), all three distributed by Sony companies. Since 2008 John's company 305 Media Group has been involved in 14 features and 22 short films (including the multi-award winning We Remember). He is also a respected film historian and the author of Film Directors on Directing, Nothing Sacred: The Cinema of William Wellman, and Hollywood's Forgotten Master: The Life and Times of Tay Garnett.



Alex Gans - Editor

Born and raised in Miami to Daliah Lavi definitely influenced Alex's' passion for the fine arts. His love of storytelling continued as he graduated with a MFA in Film/Media Arts from the University of Montana. This eventually landed him in LA where he worked as editor on a pilot for Nickelodeon called, "Dirt." Alex has been living and working in Los Angeles for over 15 years and just completed work on The Axiom (2018) as editor/producer, No Escape Room (2018) as feature along with Just Within Reach (2017), Gottfried Helnwein and the Dreaming Child (2011), and Fortitude and Glory: Angelo Dundee and His Fighters (2012) to name a few. He is passionate about his craft and looks forward to collaborating with new directors and producers.



Alexander Arntzen - Composer

Alexander Arntzen is a film composer of multiple genres, styles, and mediums. Alexander g
uated from Berklee College of Music in Boston from 2009 - 2013. During the Summer of 20
Alexander was honored to accept an internship with Hans Zimmer. Since 2012, Alexander
been writing additional music for Lifetime & SyFy TV Channels. In the Summer of 2013 Ale
der had the privilege of interning for Danny Elfman and assist with transcribing scores for h
concert, "Danny Elfman's Music from the Films of Tim Burton". Alexander was also active v
Berklee College of Music where he was the Vice President of the Film Scoring Network fro
2010-2011 and the President from 2011-2013. He initiated reaching out to powerful and inf
tial Composers, Producers, Directors and Agents to be interviewed ala "Inside The Actors S
dio" for students to learn about their methods and paths to success.. Alexander was able to
personally interview Michael Giacchino, John Powell, Simon Wells, Mike Post, Richard Ma
Michael Gorfaine & Samuel Schwartz, Roy Conli, and Thomas Newman, to name a few.
Alexander feels very fortunate to be able to pursue his passion for film scoring in visual me
and looks forward to each new project.

STYLE & TONE

EXTERIOR: Orange/yellow tones, overcast – late fall, early winter.

The Setting

MAIN LOCATION: SAUGERTIES, NY, Barn on the pond











INTERIOR: Saugerties, NY, Barn on the Pond

NOTE: 80% of the film has already been shot, April 2019, in and around this location at: Barnonthepond.com

Almost all photos in this deck are taken as screenshots from the actual footage.

In The Tradition Of

HARD CANDY
Budget:1MM
WW Box
Office:8.2MM

GET OUT
Budget:4.5MM
WW Box
Office:255.5MM

IT FOLLOWS
Budget:2MM
WW Box
Office:23.3 MM











"ABSOLUTELY TERRIFYING!"
HARD CANDY
JORDAN PEELE
GET OUT
FEBRUARY
IT FOLLOWS
"ONE OF THE MOST EVIL FILMS BLUMHOUSE HAS EVER MADE"
UNFRIENDED: DARK WEB
WRITTEN AND DIRECTED BY
STEPHEN SUSCO
JULY 20
THE PRODUCER OF HAPPY DEATH DAY AND GET OUT INVITES YOU TO PLAY
TRUTH OR DARE
APRIL
KEANU REEVES
ELI ROTH
KNOCK KNOCK

UNFRIENDED,
DARK WEB
Budget:1MM
WW Box
Office:9.6MM

TRUTH OR DARE
Budget:3.5MM
WW Box
Office:86MM

KNOCK KNOCK
Budget:2MM
WW Box
Office:6.3MM

Style & Tone



FROM THE CREATORS OF EVIL DEAD
"ONE OF THE MOST RELENTLESS HORROR MOVIES IN RECENT MEMORY."
"A MASTERFUL COMBINATION OF SUSPENSE AND VIOLENCE THAT'LL HAVE YOU SQUIRMING IN YOUR SEAT AND ENJOYING EVERY MINUTE OF IT."
DON'T BREATHE
COMING SOON

10 CLOVERFIELD LANE
FROM PRODUCER J.J. ABRAMS

WE TELL OURSELVES THERE'S NOTHING TO FEAR
BUT SOMETIMES WE'RE WRONG
LIV TYLER SCOTT SPEEDMAN
the strangers
INSPIRED BY TRUE EVENTS

Indie Thrillers-Horrors Comparable Look & Tone (1 Location, 2-4 Characters)

WHY WE WILL WIN:

Follow Her is a fresh, new concept that will jump-start a whole series of these films. It's clever, well-written, unique, scary, heart-felt and deeply disturbing posing a question of morality around: *who the bad guy really is*. The true horror of the film is anyone watching can easily see themselves in the situation.



Our film will deliver the realism, production value, and level of character depth of much higher budgeted theatrically released comparable films. The relatability of the characters and their relationship, along with a dedicated cast & crew will make for a well-executed film.